UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMVERSE TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

NEW YORK		13-3238402

(State or other jurisdiction		(IRS Employer
of incorporation)		Identification No.)

810 Seventh Avenue New York, New York		10019
(Address of Principal Executive Offices)		(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act
Title of each class to be so registered		Name of each exchange on which each class is to be registered
Common Stock, par value $0.10 per share		The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:	Not Applicable
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:	None
(Title of Class)

ITEM 1.  DESCRIPTION OF THE REGISTRANT’S SECURITIES TO BE REGISTERED.

This registration statement relates solely to the common shares, par value $0.10 per share (the “Common Stock”), of Comverse Technology, Inc. (the “Company”), a New York corporation.  The following is a summary of the Common Stock and certain other important provisions of the Company’s Certificate of Incorporation, as amended (the “Charter”), and the Company’s By-Laws Amended and Restated as of September 7, 2011 (the “By-Laws”).  This summary does not purport to be complete and is subject to and qualified by the Charter and the By-Laws, copies of which have been filed by the Company with the Securities and Exchange Commission.

Common Stock

Voting Rights.  Holders of Common Stock are entitled to one vote for each share held of record on matters submitted to a vote at a meeting of shareholders, subject to the prior rights of any outstanding shares of preferred stock.  The election of directors is by a majority of votes cast in uncontested elections and plurality voting in any election that is contested.  Holders of Common Stock do not have cumulative voting rights in the election of directors.

Dividends.  Dividends may be declared by the Board at any regular or special meeting pursuant to law.  Dividends may be paid in cash, in shares of the capital stock or in the Company’s bonds or its property, including the shares or bonds of other corporations, subject to any provisions of law and of the Charter.  Before payment of any dividend, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall deem to be in the best interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

No Preemptive, Conversion or Redemption Rights; No Sinking Fund Provisions. Except as may be provided in resolutions authorizing issuance of the preferred stock, shares of Common Stock are not redeemable and have no subscription, conversion or preemptive rights.  There are no sinking fund provisions.

Liquidation.  Holders of Common Stock are entitled, upon liquidation or dissolution, to share ratably in all assets remaining after payment or adequately providing for the payment of its liabilities, subject to the prior rights of any outstanding shares of preferred stock.

Preferred Stock

The Company is authorized to issue 2,500,000 shares of preferred stock, par value $.01 per share (“Preferred Stock”), in one or more series from time to time, by resolution of the Company’s Board of Directors with such designations, relative rights, preferences and limitations as may be fixed from time to time by the Board.

Anti-Takeover Effects of the Charter and By-Laws.

The provisions of the Company’s Charter and By-Laws described below may have the effect of delaying, deferring or preventing a change in control of the Company:
•	the By-Laws specify advanced notice procedures that shareholders must follow in order to bring business at an annual or special meeting of shareholders;
•	other than as set forth in the By-Laws or pursuant to the provisions of the New York Business Corporation Law (the “NYBCL”), the Board may adopt, amend or repeal by-laws without shareholder approval;
•	the Board is authorized to issue Preferred Stock without shareholder approval;
•
the By-Laws permit special meetings of shareholders to be called by the Chairman of the Board, the Chief Executive Officer, the Board or holders of not less than a majority of all shares entitled to vote at such meeting; provided that, if the Company does not hold an annual meeting of shareholders in 2012 on or before June 30, 2012, holders of 10% of the Common Stock entitled to vote in an election of directors may call a special meeting for the election of directors;

•	the Board is authorized to increase or decrease the size of the Board without shareholder approval; and
•	vacancies on the Board or newly created directorships resulting from an increase in the authorized number of directors in office may be filed by a majority vote of the Board.

In addition, the Company is incorporated in New York and therefore is subject to the provisions of the NYBCL, including Section 903, which requires two-thirds of the votes of all outstanding shares of Common Stock entitled to vote to approve a plan of merger or consolidation.

ITEM 2.  EXHIBITS.

Under the Instructions to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the registrant are registered on The NASDAQ Stock Market LLC and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMVERSE TECHNOLOGY, INC.

Date: September 21, 2011	By:	/s/ Shefali A. Shah
		Name:	Shefali A. Shah
		Title:	Senior Vice President, General Counsel and Corporate Secretary

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